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SEC FILE NUMBER
8-52565

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McLean Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8260 Greensboro Drive, Suite 350
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitch Martin	703-827-0200	mmartin@mcleanllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamiliton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McLean Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLEE MARIE FRANCIS NOTARY PUBLIC REG. #8042974 MY COMMISSION EXPIRES 4/30/2027 COMMONWEALTH OF VIRGINIA

Signature:

Title: Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ■ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCLEAN SECURITIES, LLC

(A wholly owned subsidiary of The McLean Group, LLC)

(SEC I.D. No. 8-52565)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

MCLEAN SECURITIES, LLC

Audited Financial Statements and Supplemental Information

Contents

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-8391

Report of Independent Registered Public Accounting Firm

To: The Member
Mclean Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Mclean Securities, LLC as of December 31, 2024, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Mclean Securities, LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mclean Securities, LLC's management. My responsibility is to express an opinion on Mclean Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Mclean Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Mclean Securities, LLC's financial statements.

The supplemental information is the responsibility of Mclean Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Mclean Securities, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 14, 2025

MCLEAN SECURITIES, LLC

Financial Condition

As of December 31, 2024

Assets	
Cash	$ 50,000
Total Assets	$ 50,000
Liabilities & Member Equity	
Liabilities	$ 14,650
Member Equity	35,350
Total Liabilities & Member Equity	$ 50,000

The accompanying notes are an integral part of these financial statements.

MCLEAN SECURITIES, LLC

Statement of Income

For the Year Ended December 31, 2024

Revenue	$ 4,453,051
Commissions and Operating Expenses	1,824,236
Net income	$ 2,628,815

The accompanying notes are an integral part of these financial statements.

MCLEAN SECURITIES, LLC

Statement of Changes in Member Equity

For the Year Ended December 31, 2024

Member Equity as of December 31, 2023	$ 50,000
Net income	2,628,815
Withdrawals	(2,643,465)
Member Equity as of December 31, 2024	$ 35,350

The accompanying notes are an integral part of these financial statements.

MCLEAN SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash Flows from Operating Activities:	
Net Income	$ 2,628,815
Increase in Accounts Payable	14,650
Net Cash Provided by Operating Activities	2,643,465
Cash Flows from Financial Activities:	
Withdrawals of Equity	(2,643,465)
Net Increase/Decrease in Cash	-
Cash as of the Beginning of the Year	50,000
Cash as of the End of the Year	$ 50,000

Supplemental Disclosures:

None.

The accompanying notes are an integral part of these financial statements.

Note A – Summary of Significant Accounting Policies

Business Activity

McLean Securities, LLC (the "Company") provides investment banking services and is a wholly owned subsidiary of The McLean Group, LLC (the "Group"). Investment banking services are provided in connection with the Group, which is a middle market investment bank that provides mergers and acquisitions ("M&A") and business valuation services.

M&A services include comprehensive financial advisory services to companies executing a merger, acquisition, or divestiture, or exploring capital solutions to fund growth. In addition to sell-side representations, we also provide buy-side support, and we advise on debt and equity recapitalizations, including management buyouts, formation of employee stock ownership plans ("ESOPs"), raising capital, and other corporate finance transactions. The majority of M&A revenue consists of fees paid upon the successful completion of a transaction. Such contingent success fees are often considered security commissions earned from regulated transactions. These commission fees from our transactions are cleared through the Company, a registered broker/ dealer.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a variety of investment banking services, such as mergers and acquistions, business valuations and other related services, all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note A), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 50.1% of its total revenues from one external customer in 2024.

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Merger & Acquisition Fee Revenue

The Company enters into agreements with customers defining the scope of services and compensation, which may include fees based on time, out-of-pocket costs, and success fees. Revenue is recognized when services are satisfied. Success fees are earned and recognized when the deal has successfully closed and all contingencies are removed, at which point the Company has fulfilled its performance obligations. Fees subject to reclamation (if any) are recorded as deferred revenue until all reclamation conditions are met.

Regulatory

The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy regulatory requirements. The Company's registration as a broker-dealer with FINRA and the Securities and Exchange Commission ("SEC") became effective on October 27, 2000. The Company does not trade retail securities and does not have custody of client accounts.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the SEC Customer Protection Rule ("Rule 15c3-3"). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.4144 to 1. As of December 31, 2024, the Company had net capital as defined of $35,350 which was in excess of its required net capital requirement of $5,000.

Cash Equivalents, Securities and Credit Risk

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. Securities owned are carried at fair value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. The Company did not hold any securities as of December 31, 2024.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments as of December 31, 2024, does not differ materially from the aggregate carrying values recorded in the accompanying financial statements. Estimated fair values are determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment can be required in interpreting market data to develop such fair value estimates, and, accordingly, such estimates are not necessarily indicative of the amounts that the Company may realize in a current market exchange.

Note B – Income Taxes

The Company is organized as a limited liability company and is considered a disregarded entity for income tax reporting purposes. For income tax purposes, revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been recorded for federal and state income taxes.

Management has evaluated the Company's tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions as of December 31, 2024, which required disclosure or recognition.

Generally, the Group's tax returns remain open for three years for federal income tax examination and four years for state income tax examination.

MCLEAN SECURITIES, LLC

Notes to the Financial Statements

December 31, 2024

Note C – Related Party Transactions

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the Company's business, except for direct commission payments to registered representatives and other fees which the broker-dealer is required to pay under formal agreements with investment bankers. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2024 capital transfers made to the Group totaled $2,643,465.

Note D – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through March 14, 2025, which is the date the financial statements were available to be issued.

MCLEAN SECURITIES, LLC

Supplementary Information

December 31, 2024

MCLEAN SECURITIES, LLC

Schedule I Computation of Net Capital

December 31, 2024

Total Member's Equity	$	35,350
Less Deductions		-
Net Capital as of December 31, 2024	**$**	**35,350**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

MCLEAN SECURITIES, LLC

Schedule II

Computation for Determination of Reserve Requirements & Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

---

December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. McLean Securities does not hold funds or securities for, or owe money or securities to, customers and did not maintain possession or control of any customer funds or securities.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Mclean Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Mclean Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placement of securities, mergers and acquisitions, and financial consulting and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 14, 2025

The McLean Group

MERGERS & ACQUISITIONS | BUSINESS VALUATIONS

March 14, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report
SEA Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

McLean Securities is a broker/dealer registered with the SEC and FINRA. The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3.

The Company is also exempt from the provisions of Rule 1Sc3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-S are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, private placement of securities and financial consulting; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

____
Signature

____Mitch Martin__________
Print Name

_______Principal__________
Title